FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

For the month of January 2004                     Commission file number 1-12260

                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)

                       Guillermo Gonzalez Camarena No. 600
                         Col. Centro de Ciudad Santa Fe
                            Delegacion Alvaro Obregon
                               Mexico, D.F. 01210
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      (Check One) Form 20-F |X| Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      (Check One) Yes |_| No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)


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                                                                  CONFORMED COPY

                                    FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

For the month of January 2004                     Commission file number 1-12260

                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)

                       Guillermo Gonzalez Camarena No. 600
                         Col. Centro de Ciudad Santa Fe
                            Delegacion Alvaro Obregon
                               Mexico, D.F. 01210
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      (Check One) Form 20-F |X| Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      (Check One) Yes |_| No |x|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             COCA-COLA FEMSA, S.A. DE C.V.
                                             (Registrant)

Date: January 7, 2004                        By: /s/ HECTOR TREVINO GUTIERREZ
                                                 -------------------------------
                                             Name:  Hector Trevino Gutierrez
                                             Title: Chief Financial Officer